Exhibit 3.1
AMENDMENT TO PROLOGIS
AMENDED AND RESTATED BYLAWS
     The Amended and Restated Bylaws of ProLogis dated March 15, 2005 are amended as of December 9, 2008 as follows:
     1. Clause (ii) of the third sentence of Section 12(a)(2) of Article I is hereby deleted in its entirety and replaced with the following:
     “(ii) as to any other business which the Shareholder proposes to bring before the meeting, (1) a brief description of the business desired to be brought before the meeting, (2) the reasons for conducting such business at the meeting and (3) any material interest of such Shareholder in such business and any material interest of any Shareholder Associated Person (as defined below) in such business, individually or in the aggregate, including any anticipated benefit to such Shareholder or such Shareholder Associated Person therefrom; and”
     2. Clause (iii) of the third sentence of Section 12(a)(2) of Article I is hereby deleted in its entirety and replaced with the following:
     “(iii) as to the Shareholder giving the notice and any Shareholder Associated Person, (1) the name and address of such Shareholder, as it appears on the Trust’s books, and of such Shareholder Associated Person, (2) the number of Shares of each class of the Trust which are owned beneficially and of record by such Shareholder and such Shareholder Associated Person, the date such Shares were acquired and the investment intent of such acquisition, (3) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss or to manage risk or benefit of stock price changes for, or to increase or decrease the voting power of, such Shareholder or such Shareholder Associated Person with respect to any Shares of the Trust, and a general description of whether and the extent to which such Shareholder or such Shareholder Associated Person has engaged in such activities with respect to shares of stock or other equity interests of any other company, (4) to the extent known by such Shareholder, the name and address of any other Shareholder supporting the nominee for election or re-election to the Board or the proposal of other business on the date of such Shareholder’s notice, (5) a representation that such Shareholder intends to appear in person or by proxy at the meeting, if there is a meeting, to nominate the persons named in its notice or to bring such business proposed in its notice before the meeting, and (6) in the case of a nomination, (y) a description of all arrangements or understandings between such Shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Shareholder and (z) any other information relating to such Shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Trustees pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.”
     3. The following sentence is hereby added to the end of Section 12(a)(2) of Article I (as amended pursuant to the above):
     “For purposes of these Bylaws, “Shareholder Associated Person” shall mean, with respect to any Shareholder, (A) any person controlling, directly or indirectly, or acting in concert with, such Shareholder, (B) any beneficial owner of Shares of the Trust owned of record or beneficially by such Shareholder and (C) any person controlling, controlled by or under common control with such Shareholder Associated Person.”